AB 3/19

[redacted]

UNI... SECURITIES AND ... Washi...

SEC Mail Processing Section FEB 24 2012 Washington, DC 123

12010055

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-51293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE FUND SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND (City) MAINE (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK REDMAN (614) 416-8834
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR. (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/12

OATH OR AFFIRMATION

I, MARK REDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE FUND SERVICES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

Notary Public

Signature

ACTING FINANCIAL AND OPERATIONS PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM

ACCOUNTANTS ▲ ADVISORS

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2011

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2
Statement of Income and Member's Equity 3
Statement of Cash Flows 4

Notes to Financial Statements 5-11

Supplemental Schedules Required by Rule 17a-5 of the Securities Exchange Act of 1934

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 12
Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 13

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 14-15

Wood Men Financial Services, INC - under SEC File # 8-53592

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
Foreside Fund Services, LLC

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company") as of December 31, 2011, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foreside Fund Services, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 20, 2012

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

FORESIDE FUNDS SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Assets		
Cash and cash equivalents	$ 1,675,419	
Distribution fees receivable	272,059	
Prepaid expenses	89,657	
Other receivables	729,933	
Receivables from affiliates	28,064	
Other assets	8,572	
Total Assets		$ 2,803,704
Liabilities and Member's Equity		
Liabilities		
Accrued distribution fees	$ 1,251,966	
Accounts payable and accrued expenses	83,430	
Due to related parties	395,482	
Total Liabilities		$ 1,730,878
Commitments and Contingencies		
Member's Equity		1,072,826
Total Liabilities and Member's Equity		$ 2,803,704

The accompanying notes are an integral part of these financial statements.

FORESIDE FUNDS SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues		
Distribution fees	$ 27,510,033	
Administration fees	1,579,832	
Commissions	6,025,289	
Base distribution fees	2,539,695	
Compensation rebill	159,744	
License and fee rebill	807,230	
Other income	9,061	
Total Revenues		$ 38,630,884
Expenses		
Distribution expense	27,510,033	
Commission expense	6,025,289	
Compensation and benefits	1,073,791	
Wholesale payroll allocation	159,744	
License and fees	807,230	
Administrative service fee to related party	2,251,859	
Professional fees	362,181	
Regulatory and compliance	97,529	
Other expenses	319,861	
Total Expenses		38,607,517
Net Income		23,367
Member's Equity - Beginning of year		964,459
Contributions from Parent		185,000
Distributions to Parent		(100,000)
Member's Equity - End of year		$ 1,072,826

The accompanying notes are an integral part of these financial statements.

FORESIDE FUNDS SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities		
Net income		$ 23,367
Changes in operating assets and liabilities:		
Increase in distribution fees receivable	$ (121,320)	
Increase in prepaid expenses	(40,780)	
Increase in other receivables	(130,014)	
Increase in receivables from affiliates	(27,444)	
Decrease in other assets	12	
Increase in accrued distribution fees	721,103	
Decrease in accounts payable and accrued expenses	(85,490)	
Increase in due to related parties	113,187	
Total Adjustments		429,254
Net Cash Provided by Operating Activities		452,621
Cash Flows from Financing Activities		
Contributions from Parent	185,000	
Distributions to Parent	(100,000)	
Net Cash Provided by Financing Activities		85,000
Net Increase in Cash and Cash Equivalents		537,621
Cash and Cash Equivalents - Beginning of year		1,137,798
Cash and Cash Equivalents - End of year		$ 1,675,419

The accompanying notes are an integral part of these financial statements.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

Foreside Fund Services, LLC, (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC") .

The Company is a limited liability company and was a wholly-owned subsidiary of Foreside Financial Group, LLC ("FFG") until October 1, 2010. Effective October 1, 2010, the Company became an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent").

The limited liability company agreement provides for the Company to exist in perpetuity.

The Company is engaged in the business of providing statutory underwriting and distribution services to various investment companies, as well as active distribution services, placement agent services and registered representative "only" registration services.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISTRIBUTION FEES AND OTHER RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2011, the Company had not recorded an allowance for any potential non-collection.

REVENUE AND EXPENSE RECOGNITION

Currently, the Company derives its revenue from distribution of mutual funds, exchange traded funds (collectively, the "Funds"), private placements and registered representative compliance services. The Company receives fees for the performance of such services, which are recorded in accordance with the terms of the contractual agreements. These contractual agreements are based either on a fixed base fee or a percentage of the Funds' net assets, or some variation thereof. Related expenses are recorded in the period that the revenues are recorded.

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company.

Distribution fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Administration fees consist primarily of fees invoiced to the Funds' advisors for the provision of registered representative licensing services to the Funds. These fees are billed and earned monthly.

Commissions include amounts received from third party investment advisers to compensate registered representatives for the distribution of certain products. The Company has a corresponding cost under Commission expense.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Company for investors who purchase directly from the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE AND EXPENSE RECOGNITION (CONTINUED)

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Wholesaling personnel services fees (compensation rebill) are payments made by a Fund's investment advisor, an unaffiliated third party, in accordance with the Services Agreement. The fees compensate the Company for wholesaling activities performed on behalf of the Fund. The wholesale payroll allocation expense consists of the personnel expenditures made by the Company in performing the service.

Licenses and fees rebill represents payments made by the Funds' advisors to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. The Company's tax returns remain subject to examination from the year ended December 31, 2008 through the current year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2012, which is the date the financial statements were available to be issued.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following hierarchy is used in fair value measurements:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, other receivables, accrued expenses and other liabilities and are classified as Level 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At December 31, 2011, amounts due to Foreside for these services amounted to $363,385. Such amounts are included in due to related parties on the accompanying statement of financial condition. The aggregate amount charged to the Company, by Foreside, was $2,251,859 for the year ended December 31, 2011. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

At December 31, 2011, due to related parties includes $25,028 which results from revenue collected on behalf of related parties.

The Company made capital distributions to its Parent during the year totaling $100,000.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $216,615, which was $17,890 in excess of its minimum required net capital of $198,725. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 13.76 to 1.

As of December 31, 2011, the Company's aggregate indebtedness was greater than 1200% of net capital and its net capital was below 120% of its requirement. The Company provided FINRA with early warning notification on January 19, 2012, as required, at which time the Parent made a $75,000 capital contribution to enable the Company to comply with its aggregate indebtedness and net capital requirements.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

GUARANTEE UNDER CREDIT LINE OBLIGATION

FFG has entered into a credit arrangement with a financial institution, and the company entered into a guaranty agreement whereby some of the assets of the Company have been pledged as collateral under this line of credit arrangement. The agreement was entered into on December 19, 2011 and expires on June 30, 2012. The entire amount of the guarantee totaling $1,250,000 (the maximum amount of the line of credit) is included in the computation of net capital under Rule 15c3-1 as a component of aggregate indebtedness.

NOTE 8 - CONCENTRATIONS

For the year ended December 31, 2011, two clients comprised approximately 25% of revenues. As of December 31, 2011, one client comprised 12% of accounts receivable.

NOTE 9 - AGREEMENTS

The Company has Distribution Agreements (the "Agreements") with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are for initial one or two year terms. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to this agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreements are terminable without penalty with 60 days' prior written notice, by the respective Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company has also entered into Distribution Services Agreements with the investment advisors to certain of the Funds (the "Services Agreements") which continue in effect through the term of the Distribution Agreements. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreements or the Services Agreements, based on the services selected. The Agreements contain a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Net Capital		
Member's equity		$ 1,072,826
Deduct Nonallowable Assets		
Prepaid expenses	$ 89,657	
Other receivables	729,933	
Receivables from affiliates	28,064	
Total Nonallowable Assets		847,654
Haircut on investments @ 100%		8,554
Haircut on investments @ 15%		3
Net Capital		$ 216,615
Aggregate Indebtedness		$ 2,980,878
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness, or $25,000 minimum) dollar net capital requirement)		$ 198,725
Excess Net Capital		$ 17,890
Excess Net Capital at 1,000%		$ (81,473)
Percentage of Aggregate Indebtedness to Net Capital		13.76 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

See independent auditors' report.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2011

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not maintain customer accounts or handle customer funds.

See independent auditors' report.

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Member of
Foreside Fund Services, LLC

In planning and performing our audit of the financial statements of Foreside Fund Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 20, 2012

FORESIDE

SEC
Mail Processing
Section
FEB 24 2012
Washington, DC
123

February 23, 2012

Re: Foreside Fund Services, LLC
SEC# 8-51293
CRD# 46106

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Washington, DC 20549
Mail Stop 8031

Attached are the annual audited reports for Foreside Fund Services, LLC for the year ended December 31, 2011.

The Statement of Financial Condition is bound separately and the Company requests that the balance of the annual audited financial statements be deemed confidential with exceptions noted.

I can be reached at 614.416.8834 or at mredman@foreside.com with any questions.

Sincerely,

Mark S. Redman
Acting Financial Operations Principal

Portland:
Three Canal Plaza, Suite 100
Portland, ME 04101

Boston:
10 High Street, Suite 302
Boston, MA 02110

Columbus:
690 Taylor Road, Suite 150
Gahanna, OH 43230

Telephone: 866.251.6920 www.foreside.com

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Foreside Fund Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Foreside Fund Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Foreside Fund Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Foreside Fund Services, LLC's management is responsible for Foreside Fund Services LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (excel spreadsheet calculating the accrued expense, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 (excel spreadsheet reconciling amounts to the trial balance), noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, (excel spreadsheet reconciling SIPC-7 amounts to the trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7 and in the related schedules and working papers (excel spreadsheet recalculating the SIPC-7 assessment expense) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
February 20, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051293 FINRA DEC
FORESIDE FUND SERVICES LLC 12*12
3 CANAL PLZ 3RD FL
PORTLAND ME 04101-4080

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 16,946
B. Less payment made with SIPC-6 filed (exclude interest) 7/26/11 Date Paid		(4,338)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		12,608
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 12,608
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 12,608	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Foreside Fund Services LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 9th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 38,630,884
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		31,852,299
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		31,852,299
2d. SIPC Net Operating Revenues		$ 6,778,585
2e. General Assessment @ .0025		$ 16,946

(to page 1, line 2.A.)